EXHIBIT 99.1

Re: Update Regarding Increase of Registered Capital

Ramat Gan, Israel – June 17, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company previously reported that on May 23, 2019, the Company’s shareholders did not approve the proposal to increase the Company’s registered capital from 50,000,000 to 150,000,000 ordinary shares (the “Proposal”.)

The Company also reported that it petitioned the District Court in Tel Aviv-Jaffa (the “Court”) regarding the decision of Internet-Gold Golden Lines Ltd., the Company’s parent (“IGLD”) to vote against the Proposal. The Company requested the Court to allow the Company not to count the vote of IGLD and to permit the Company to declare that the Company’s shareholders, at the Extraordinary General Meeting on May 23, 2019, approved the Proposal by the requisite majority.

The Company now wishes to update that on June 16, 2019, the Court proposed the following procedural arrangement, which was approved by both the Company and IGLD:

1. By June 20, 2019, the Company will inform the Court of the results of the meetings of the debenture holders of the two companies. Should the meetings that are scheduled for June 18, 2019 be postponed, the date of the notification will be postponed accordingly.

2. If approval by the debenture holders is obtained by the majority requested by Searchlight Capital Partners, IGLD will agree to increase the authorized capital by amending the resolution as voted by the Company’s shareholders on May 23, 2019.

3. Insofar as no approval is received by a majority of debenture holders, in the form requested by Searchlight Capital Partners, IGLD will convene its Board of Directors which shall take place within three days from the date of receipt of the results of the meetings. If IGLD’s Board of Directors resolves to approve the increase in capital, the resolution of the Company’s shareholders' meeting dated May 23, 2019, will be amended. If there is no agreement to support the increase in capital, the case will be moved for Court’s review. The Court suggested that IGLD's directors consider the Court's statements.

This report includes a translation summary of the Court’s update. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.